UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42536

Wetour Robotics Limited

(Translation of registrant’s name into English)

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Amendment to Sales Agreement

On July 6, 2026, Wetour Robotics Limited (the “Company”) entered into Amendment No. 1 (the “Amendment”) to the At Market Sales Agreement (the “Sales Agreement”) with Chaince Securities, LLC (the “Sales Agent”), dated May 15, 2026, to increase the maximum aggregate offering price of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), issuable under the Sales Agreement to up to an additional aggregate of $50,000,000, which does not include the approximately $14,246 of Ordinary Shares that were sold to date pursuant to the Sales Agreement. In connection with the Amendment, the Company filed a prospectus supplement (the “Current Prospectus Supplement”). A copy of the legal opinion as to the legality of the $50,000,000 of Ordinary Shares issuable under the Sales Agreement and covered by the Current Prospectus Supplement is filed as Exhibit 5.1 attached hereto.

A copy of the Amendment is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to such exhibit.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This report on Form 6-K (including exhibits hereto) shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-294373) of the Company, including any prospectus forming a part of such registration statement, and to be a part thereof from the date on which this Report is filed with the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
1.1	Amendment No. 1 to At Market Sales Agreement, dated July 6, 2026, by and between Wetour Robotics Limited and Chaince Securities, LLC.
5.1	Opinion of Ogier (Cayman) LLP.
23.1	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: July 6, 2026

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